FRANKLIN LAKE RESOURCES  INC.
172 Starlite Street   South San Francisco   CA   94080
TEL   650-588-0425   FAX   650-273-1061
E-MAIL   info@franklinlake.com

                                                                                                                                                            March 14, 2008

Karl Hiller, Branch Chief/Traci Towner
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC  20549-7010

Re   Your letter dated June 26, 2007
        Form 10-QSB, January 31, 2007

Dear Mr. Hiller:

We are enclosing

Letter dated March 14, 2008, in response to your letter referred to above; and

Black-lined version of a draft of an amendment to our Form 10-QSB for the (first) fiscal quarter ended January 31, 2007, and two certifications with respect thereto (not black-lined because extensive change would make that impractical).

Your letter referred to above also contained comments concerning our Annual Report on Form 10-KSB for the fiscal year ended October 31, 2006.  We responded to those comments in a separate letter dated March 10, 2008.

A “Statement” containing such acknowledgements is included as a separate document.

If you need further information, please let me know, or you may contact Peter Boyle, our legal counsel (office 650-588-0425 / cell 415-717-8273).

                                                                                                                                                            Sincerely,

                                                                                                                                                            Father Gregory Ofiesh
                                                                                                                                                            President & CEO

FRANKLIN LAKE RESOURCES, INC.
172 Starlite Street   South San Francisco   CA   94080
TEL   650-588-0425   FAX   650-273-1061
E-MAIL   info@franklinlake.com

                                                                                                                                                           March 14, 2008

Karl Hiller, Branch Chief / Traci Towner
Division of Corporate Finance
Securities and Exchange Commission
100  F  Street  NE
Washington  DC  20549-7010

            Your letter dated June 26, 2007
            Form 10-QSB, January 31, 2007

We are responding to your letter referenced above (concerning our Quarterly Report on Form 10-QSB, for the fiscal quarter ended January 31, 2006), by numbered paragraphs corresponding to your numbered comments.  Your letter referred to above also contained comments concerning our Annual Report on Form 10-KSB for the fiscal year ended October 31, 2006.  We responded to those comments in a separate letter dated March 10, 2008.

Statement of Cash Flows, page 4

11   STAFF COMMENT

       We note you have not complied with prior comment 9 in our letter dated March 28, 2007.
       Please present a cumulative from inception statement of cash flows as required by paragraph
       11a of SFAS 7.

       RESPONSE

       The Statement of Cash Flows includes a column titled “(Restatement) Cumulative from inception (May 23, 1986) to January 31, 2007.”

Note 2- Significant Accounting Policies, page 5

Mr. Karl Hiller / Tracy Towner
March 14, 2008

(g) Stock Based Compensation, page 6

12   STAFF COMMENT

       In your response to prior comment 10 in our letter dated March 28, 2007 you indicate it is your intent to amend the financial statements included in your Form 10-QSB for the interim period ended January 31, 2007, to reflect the adoption of SFAS 123R.  Please provide the disclosures outlined in paragraphs 64, 65, and 84 of SFAS 123R in the notes to these interim period financial statements as well.  Refer to SAB topic 14 H for further guidance.

       RESPONSE

       Our fiscal statements for the fiscal quarter ended January 31, 2007, have been revised to reflect the adoption of SFAS 123R.  See Note 5 of the Notes to Financial Statements.

Closing Comments

You requested a statement in writing containing certain acknowledgements by the Company.

A “Statement” containing such acknowledgements is included as a separate document.

If you need further information, please let me know, or you may contact Peter Boyle, our legal counsel (office 650-588-0425/cell 415-717-8273).

                                                                                                                                                           Sincerely,

                                                                                                                                                           Father Gregory Ofiesh
                                                                                                                                                           President & CEO

__________________________
Hiller letter 062607 resp 031408